

May 14, 2012

<u>Via E-mail</u>
Mr. Kyle R. Sugamele
Chief Legal Officer
Concur Technologies, Inc.
18400 NE Union Hill Road
Redmond, WA 98052

   Re: **Concur Technologies, Inc.**
      Form 10-K for the Fiscal Year Ended September 30, 2011
      Filed November 17, 2011
      File No. 000-25137

Dear Mr. Sugamele:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information of the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Kathleen Collins

            Kathleen Collins
            Accounting Branch Chief

cc: <u>Via E-mail</u>
   Frank Pelzer, Chief Financial Officer